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                                                                     EXHIBIT 4.9

                                                                  Execution copy

THIS MEMORANDUM OF UNDERSTANDING is made 26 March 2004 between

(1) Nam Tai Electronic and Electrical Products Limited ("NTEEP"), a company incorporated in Hong Kong with limited liability and having its registered address at 15th Floor, China Merchants Tower, Chun Tak Centre, 168-200 Connaught Road Central; and

(2) Namtai Electronic (Shenzhen) Company Limited ("NTSZ"), a company incorporated in Shenzhen, the PRC with limited liability and having its address at Gusu Industrial Estate, Xixiang Town Baoan District, Shenzhen, the PRC.

WHEREAS:-

(A) NTEEP and NTSZ are both wholly owned subsidiaries of Nam Tai Electronics, Inc.( "NTEI"), a company incorporated in the British Virgin Islands which shares are listed on the New York Stock Exchange.

(B) NTSZ is an electronics manufacturing and design services provider. NTEEP is an investment holding company and was previously the immediate holding company of NTSZ. Prior to the Restructuring (as defined below), NTSZ used to sell its consumer electronics and communications products ("PRODUCTS") to NTEEP which then sold the Products to the ultimate customers.

(C) At the direction of NTEI, an internal restructuring for the purpose of business efficacy ("RESTRUCTURING") was conducted since mid June 2003, as a result of which those sales coordination and marketing functions previously carried out by NTEEP in connection with the Products such as arranging invoicing, handling of customer purchase orders and conducting marketing activities ("BUSINESS"), which was essenitally clerical and administrative in nature, was assumed by NTSZ. The Restructuring was completed by end of December 2003.

(D) The purpose of this Memorandum is to confirm the respective rights and liabilities of NTEEP and NTSZ under the Restructuring.

IT IS HEREBY CONFIRMED that:

1. Pursuant to the Restructuring, NTEEP had, since June 2003, arranged to transfer all existing customer contracts to NTSZ by novation or by NTSZ entering into a new contract with customer. By 31 December 2003, all the then existing customers of NTEEP had signed separate new contracts with NTSZ.

2. NTEEP has, since 1 August 2003, ceased to take any purchase orders from customers in relation to the Business. NTEEEP now only acts as an investment holding company holding certain land and properties in Hong Kong for NTEI and will remain

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      to be so in the foreseeable future. NTEEP has not (since 1 August 2003)
      and will not in the future engage itself in any businesses similar to that of the Business now conducted by NTSZ.

3. Title to and risk in the property, undertaking, rights and assets (if any) of the Business passed to NTSZ upon its assumption of the Business from NTEEP. NTEEP will be liable in respect of anything done or omitted to be done up to the assumption of Business by NTSZ and NTSZ will be liable in respect of anything done or omitted to be done thereafter in relation to the carrying on of the Business. NTEEP on the one part and NTSZ on the other part will indemnify each other in full accordingly. In particular, for those account receivables subsisting as of 1 August 2003 and thereafter, NTSZ agrees to indemnify and hold NTEEP harmless from all losses and expenses which NTEEP may sustain or incur as a result of non-performance of the relevant customer contracts.

SIGNED BY                                 )
on behalf of                              )
Nam Tai Electronic and Electrical         )
Products Limited                          )
in the presence of:-                      )

SIGNED BY                                 )
on behalf of                              )
Nam Tai Electronic (Shenzhen)             )
Company Limited                           )
in the presence of:-                      )

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